March 15, 2011

VIA U.S. MAIL
Thomas J. Loftus, Esq.
John Hancock Financial Services
U.S. Wealth Management Law Department
601 Congress Street
Boston, MA 02210-2805

Re: John Hancock Life Insurance Company (U.S.A) ("JHUSA")
   Separate Account H
   Initial Registration Statement on Form N-4
   File Nos. 333-172475 and 811-4113

   John Hancock Life Insurance Company of New York ("JHNY")
   Separate Account A
   Initial Registration Statement on Form N-4
   File Nos. 333-172476 and 811-6584

Dear Mr. Loftus:

   The staff has reviewed the above-referenced joint registration statement that the Commission received on February 28, 2011. The filing received a full review. Based on this review, we have the following comments on the filing:

1. General

  a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the policy.

  b. Please note that we will not accelerate the filing until all bracketed numbers are finalized.

2. Glossary - Reference Value, page 4

  Please provide a more specific definition of Reference Value.

3. DCA Fixed Investment Option, page 7

   Please disclose when the option will be available or delete the disclosure of the DCA Option. To tout a feature that may or may not be offered in the future is misleading. When and if a DCA Option is available, it can be added by post-effective amendment.

4. Availability, page 8

   Please bold the last sentence of the section.

5. Contract Owner Transaction Expenses Table, page 11

   As there is not a "current" withdrawal charge, please remove the term "maximum" from the withdrawal charge column.

6. Periodic Fees and Expenses other than Portfolio Expenses Table, page 12

   But for footnote (1), the annotations in the table do not correspond to the footnotes below. Please revise.

7. Other Account Fees deducted from Contract Value and Rider Value, pages 12 and 36

   Please delete the statement that you can increase the rider fee up to the fee table maximum charge at any time for new contracts. An amendment is necessary to revise the fee table prior to instituting a different current charge, so the disclosure is neither necessary nor appropriate.

8. Investment Management - Blocked Paragraph, page 16

   Please make it clear in plain English that the investment requirements that you may impose under Contracts with the IPFL 6.11 Series Rider are to protect *you* from loss, and not to increase returns for contract owners. Also, if true, clarify that when you state that the requirements may *affect* performance and the availability of investment options under the contract, you mean *lower* performance and *reduce* the availability of investment options.

9. Portfolios for Contracts issued *with* an IPFL 6.11 Series Rider, page 17

   Please bold the entire second paragraph of this section.

10. Distribution of the Death Benefit, page 27

    You have advised us that a Beneficiary may draw a check on the John Hancock Safe Access Account that is payable to himself/herself as well as to other persons. Please disclose this in the prospectus.

11. <u>Notice of Maturity Date and Additional Annuity Options for Contracts with an IPFL 6.11 Series Rider</u>, pages 29 and 30

    Please disclose that each default annuity is a variable option. <u>See</u> Guide 12 to Form N-4.

12. <u>Operation of the Portfolio Stabilization Process</u>, pages 39-44

    a. Please insert a short plain English explanation of when money will be moved before the explanation of how the process works.

    b. Step One (page 39, 3 bullets) - Please explain in the prospectus, as you do in the SAI, how each of the factors listed affects determination of the Reference Value ("RV"). Also, you state that the RV is adjusted each day to reflect the adjusted amount of Additional Purchase Payments after the Lifetime Income Date, and refer to the reader to "Withdrawals after the Lifetime Income Date," but we do not see where that section addresses the issue (it talks about how withdrawals affect the Benefit Base, but not the Reference Value). Please advise or revise.

    c. Step Two (Top of page 40) - You state that the "RV Ratio may change when you take withdrawals up to the Lifetime Income Amount, and may result in automatic transfers of Contract Value to the Bond PS Subaccount under STEP FOUR A." Please add an example to the prospectus (or refer the reader to an Appendix) illustrating this concept.

    d. Step Three (pages 41-43) - You state that the company calculates the Permitted Contract Value Range using: (1) the dollar weighted Assumed Equity Allocation Factor (AEAF); (2) the RV Ratio; and (3) the Contract Value, but you do not provide the formula. Please include the formula in the prospectus, not just in the SAI. This includes discussing the "Target Bond PS Subaccount Allocation" and defining the term to the Glossary.

    e. Step Four (pages 43-44)

        i. Transfers from the Bond PS Subaccount to the Lifestyle PS Subaccounts (page 44) - Please explain (using words and/or an illustration) what you mean when you state:

            "The Portfolio Stabilization Process will not transfer Contract Value to your selected Lifestyle PS Subaccounts, even if there is an excess amount allocated to the Bond PS Subaccount, unless: the RV Ratio determined in STEP TWO remains within the same RV Ratio Band described in STEP THREE for 5 consecutive Business Days."

3

ii. Please describe "Transfers from the Bond PS Subaccount to the Ultra Short Term Bond Subaccount or the Lifestyle Conservative PS Subaccount" in this section, not just in the SAI.

f. General - Please include an Appendix to the prospectus in which you provide numeric examples illustrating as many scenarios under the Portfolio Stabilization Process as possible.

13. <u>Increases in Guaranteed Amounts</u>, pages 44-46

Please explain in the prospectus how Additional Purchase Payments and Credits affect the Portfolio Stabilization Process. Also, please elaborate on your statement that the "Portfolio Stabilization Process may affect the amount and/or frequency of Step-Ups." (Page 39 and Bottom of page 46)

14. <u>Withdrawals</u>, pages 46-49

Please explain in the prospectus how each type of withdrawal listed affects the Portfolio Stabilization Process.

15. <u>Withdrawals after the Lifetime Income Date - Example</u>, page 47

Please insert the word "by" in the third sentence, i.e. the sentence would read "we would first reduce your Contract Value <u>by</u> the Lifetime Income Amount…"

16. <u>Reduction or Elimination of Charges and Deductions</u>, pages 56-57

Please disclose which charges and deductions you may reduce or eliminate. If the charges will include more than just sales loads and deductions from purchase payments, please advise why it is appropriate to assess such different charges on individuals (vs. groups or groups of individuals). <u>See</u> Rule 22d-2 of the Investment Company Act of 1940.

17. <u>SAI - John Hancock Variable Insurance Trust Portfolio Holdings Currently Posted on a Website</u>, SAI page 1

Please make sure that the web address provided is up and running before requesting acceleration of the filing.

18. <u>SAI - Review of Contract value Allocation and Automatic Transfers</u>, page 7

It would appear that the headings should be labeled "Review of Contract value Allocation under STEP <u>THREE</u>" and "Automatic Transfers under STEP <u>FOUR</u>." Please advise or revise.

19. Tandy Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products